Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-225564

October 30, 2018

Pricing Term Sheet

Eastman Chemical Company

$300,000,000 3.500% Notes due 2021

$500,000,000 4.500% Notes due 2028

Issuer:	Eastman Chemical Company

Expected Ratings(1):	Baa2 (stable) / BBB (stable) / BBB (stable) (Moody’s / S&P / Fitch)

Trade Date:	October 30, 2018

Settlement Date:	November 6, 2018 (T+5) (2)

Security Type:	Senior Unsecured Notes

Offering Format:	SEC-Registered

Principal Amount:	$300,000,000	$500,000,000

Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, beginning June 1, 2019	Semi-annually on June 1 and December 1 of each year, beginning June 1, 2019

Maturity Dates:	December 1, 2021	December 1, 2028

Coupon:	3.500%	4.500%

Price to Public:	99.727%, plus accrued interest, if any, from November 6, 2018	99.126%, plus accrued interest, if any, from November 6, 2018

Yield to Maturity:	3.594%	4.609%

Benchmark Treasury:	2.875% due October 15, 2021	2.875% due August 15, 2028

Benchmark Treasury Price and Yield:	99-30 1⁄4; 2.894%	98-01 1⁄4; 3.109%

Spread to Benchmark Treasury:	+70 bps	+150 bps

Make-whole Call:	T+12.5 bps	At any time prior to September 1, 2028 at T+25 bps

Par Call:	N/A	At any time on or after September 1, 2028

Change of Control:	Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.	Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds:	The Company intends to use the net proceeds from the offering, together with cash on hand, to complete a cash tender offer (the “Tender Offer”) for any and all of the Company’s $250 million aggregate principal amount of its 5.500% notes due 2019 (the “2019 Notes”) (as described in, and upon the terms and conditions set forth in, the Company’s offer to purchase dated October 30, 2018), to redeem any 2019 Notes not tendered in the Tender Offer (the “2019 Notes Redemption”), to redeem $550 million of the approximately $800 million aggregate principal amount outstanding of its 2.700% notes due 2020 (the “2020 Notes Partial Redemption”), and to pay any related fees and expenses. Any proceeds not used for the foregoing will be used for general corporate purposes. Pending the application of any net proceeds, the Company expects to invest such net proceeds in cash equivalents. The offering is not conditioned on the completion of the Tender Offer or of either the 2019 Notes Redemption or the 2020 Notes Partial Redemption, nor is either the 2019 Notes Redemption nor the 2020 Notes Partial Redemption conditioned on the completion of the offering.

CUSIP / ISIN:	277432 AV2 / US277432AV21	277432 AW0 / US277432AW04

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30 / 360

Clearing and Settlement:	DTC

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Barclays Capital Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

UniCredit Capital Markets LLC

(1)

A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)

We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s web site at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on October 30, 2018 relating to its prospectus dated June 11, 2018 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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